F O R    I M M E D I A T E    R E L E A S E



                       PRESS RELEASE


                                      March 25, 1994
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


                HEALTH CARE REIT, INC. ANNOUNCES
                     $10 MILLION INVESTMENT


       Toledo, Ohio, March 25, 1994 . . . Health Care REIT, Inc. (NYSE/HCN) announced that it has signed an agreement to purchase a $10 million participation in an $86 million first mortgage loan for a combination acute care hospital, diagnostic clinic, long-term care unit, and medical office building presently under construction in Austin, Texas. The loan was originated by National Health Investors, Inc. ("NHI") of Murfreesboro, Tennessee. HCN has funded approximately $3.6 million of its $10 million commitment to NHI and will fund the balance over the remainder of the construction period. Completion is expected in June, 1995.

       The facility will be owned by a joint venture between HealthTrust, Inc. - The Hospital Company, a Nashville, Tennessee based and publicly-owned hospital operator, and the Austin Diagnostic Clinic, P.C., a multi-specialty physician group in Austin, Texas.

       Health Care REIT, Inc. is a real estate investment trust which invests in health care properties, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, rehabilitation centers, primary care facilities and psychiatric hospitals.







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